                                                                    EXHIBIT 99.2

                                  [WIPRO LOGO]

   Results for the Quarter ended September 2003 under Consolidated Indian GAAP

   WIPRO LTD. REVENUE FOR QUARTER ENDED SEPTEMBER 2003 GREW 29% YEAR ON YEAR.
        CROSSES $1 BILLION ANNUALIZED REVENUE RUN RATE IN IT BUSINESSES.

BANGALORE, OCTOBER 17 2003 -Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended September 2003.

HIGHLIGHTS:

RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2003

- Revenue for the quarter was Rs. 13.75 billion, an increase of 29% year on year. Profit Before Interest & Tax (PBIT) grew by 5% year on year to Rs.2.47 billion.

-        Profit After Tax grew by 4% to Rs. 2.30 billion

- Global IT Services & Products Revenue increased 40% year on year, at Rs. 10.30 billion.

- Global IT Services & Products Profit Before Interest and Tax (PBIT) was Rs. 2.14 billion, contributed by volume growth, increased utilization and pricing increases

- Global IT Services Operating Margin was 21%, the same level as for the quarter ended June 30,2003

OUTLOOK FOR THE QUARTER ENDING DECEMBER 2003

AZIM PREMJI, CHAIRMAN OF WIPRO COMMENTING ON THE RESULTS SAID "STRONG VOLUME GROWTH AND DECLINING PRICING PRESSURES RESULTED IN REVENUES OF $222 MILLION IN OUR GLOBAL IT SERVICES BUSINESS AHEAD OF OUR GUIDANCE OF $210 MILLION. DURING THE QUARTER, WE SAW ROBUST SEQUENTIAL GROWTH ACROSS ALL BUSINESS SEGMENTS IN OUR GLOBAL IT BUSINESS. BUSINESS PROSPECTS CONTINUE TO BE PROMISING, WITH HEALTHY VOLUME GROWTH AND PRICES MOVING IN A NARROW BAND. LOOKING AHEAD, FOR THE QUARTER ENDING DECEMBER 2003, WE EXPECT REVENUE FROM OUR GLOBAL IT SERVICES BUSINESS TO BE APPROXIMATELY $241 MILLION."

VIVEK PAUL, VICE CHAIRMAN, SAID "THIS QUARTER WE SAW CUSTOMERS DEMONSTRATING BOTH GROWING CONFIDENCE IN OUR END-TO-END SERVICE MODEL AS WELL AS AN INCREASED WILLINGNESS TO INCREASE SPENDING. OUR TECHNOLOGY BUSINESSES CONTINUED TO RECOVER, WITH SEQUENTIAL GROWTH OF 16%, INCLUDING TELECOM, WHICH GREW SEQUENTIALLY BY 14%. OUR IT BUSINESSES CONTINUED TO DEMONSTRATE STEADY GROWTH, WITH SEQUENTIAL GROWTH OF 12%. HIGHLIGHTS IN IT BUSINESS WERE A 36% SEQUENTIAL GROWTH IN OUR TECHNOLOGY INFRASTRUCTURE SERVICES, 22% SEQUENTIAL GROWTH IN BPO AND 19% SEQUENTIAL GROWTH IN PACKAGE IMPLEMENTATION. ACCOUNT OPENINGS FOR THE QUARTER CONTINUED AT AN ENCOURAGING RATE WITH 35 NEW ACCOUNTS OPENED, 6 OF WHICH WERE FORTUNE 1000 COMPANIES."

SURESH SENAPATY, CORPORATE EXECUTIVE VICE PRESIDENT - FINANCE SAID, "DURING THE QUARTER, OUR COMBINED IT PRODUCTS AND SERVICES BUSINESSES SHOWED STRONG GROWTH, ACHIEVING A SIGNIFICANT LANDMARK BY CROSSING THE ANNUALIZED REVENUE RUN RATE OF $1 BILLION. ON THE PROFITABILITY FRONT, WE WERE ABLE TO CONTAIN THE LOSSES OF WIPRO NERVEWIRE WITHIN PROJECTED LEVELS, AND SAW IMPROVEMENTS IN VIRTUALLY ALL OPERATING PARAMETERS, INCLUDING REALIZATIONS, HELPING US MAINTAIN OPERATING MARGINS AT THE SAME LEVELS AS IN THE PRIOR QUARTER, DESPITE A SIGNIFICANT APPRECIATION IN THE RUPEE EXCHANGE RATE."

WIPRO LIMITED

Revenues for the quarter ended September 30, 2003, were Rs.13.75 billion, representing a 29% increase over the previous year. Profit after Tax was Rs.
2.30 billion, representing an increase of 4% over Profit after Tax for quarter-ended September 30, 2002. Revenues for the six-months ended September 30, 2003, were Rs.25.74 billion, representing a 29% increase over the previous year. Profit after Tax for the six-month period was Rs. 4.36 billion, a growth of 20%.

GLOBAL IT SERVICES AND PRODUCTS

Global IT Services and Products accounted for 75% of the Revenue and 87% of the PBIT for the quarter ended September 30, 2003.

Global IT Services & Products (excluding Wipro Nervewire, which has been reported separately) grew its Revenue by 39% over Revenue for corresponding quarter last year to Rs. 10.18 billion and PBIT increased by 5% to Rs. 2.24 billion. Operating Margin to Revenue at 22% was flat sequentially and declined by 7% year on year. R&D Services contributed 32% of the Revenue of Wipro Technologies. Enterprise Solutions contributed 59% of Revenues with the balance 9% being contributed by IT Enabled services.

We had 24,265 employees as of September 30, 2003, which includes 15,773 employees in IT Services business and 8,492 employees in IT Enabled services business. This represents a net addition of 3,091 people comprising of 1,061 in IT Services and 2,030 people in IT Enabled services.

Wipro NerveWire recorded Revenue of Rs. 120 million and loss of Rs. 101 million for the quarter.

We added 35 new customers comprising 15 customers in R&D Services and 20 customers in Enterprise Services

WIPRO INFOTECH - OUR INDIA, MIDDLE EAST & ASIA PACIFIC IT SERVICES & PRODUCTS BUSINESS

For the quarter ended September 30th, 2003, Wipro Infotech recorded Revenues of Rs.2.1 billion and Profit before Interest and Tax of Rs.140 Million. Services business contributed to 31% of total Revenue during the quarter. Services Revenues grew by 22% compared to the previous year, fuelled by growth in Infrastructure Management Services, Software Solutions and Consulting.

Key India wins include customer-billing solution for a Telecom Company and consulting assignments at HPCL and Schneider India. Wipro has signed a preferred partnership agreement with Hindustan Times for IT outsourcing initiatives. Asia Pacific and Middle East wins include consulting assignments at ANZ Bank in Australia, Petroleum Development Organization-Oman and SAP sustenance for a petroleum company in Saudi Arabia among others.

Wipro Infotech has been ranked #1 Infrastructure Management Services provider for 2002-03 by Dataquest magazine. The Enterprise Solutions division was assessed at CMMi Level 5 (Ver 1.1).

Wipro Infotech accounted for 16% of Revenue and 6% of the PBIT for the quarter ended September 30, 2003.

WIPRO CONSUMER CARE & LIGHTING

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 882 million with PBIT of Rs.137 million contributing 6% of total Revenue and 6% of the Profit before Interest and Taxes for the quarter. PBIT to Revenue was 16% for the quarter.

WIPRO LIMITED

For the quarter ended September 30, 2003, the Return on Capital Employed in Global IT Services was 44%, Wipro Infotech was 42%, Consumer Care and Lighting was 98%. At the Company level, the Return on Capital Employed was 26%, lower due to inclusion of cash and cash equivalents of Rs. 18 billion in Capital Employed (45% of Capital Employed).

For Wipro Limited, Profit after Tax from continuing operations computed in accordance with US GAAP for the quarter ended September 2003 was Rs. 2.29 billion, an increase of 8% over the profits for the corresponding quarter ended September 2002. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards and accounting for deferred stock compensation expenses.

Global IT Services & Products segment Revenues (excluding Nervewire) were Rs.
10.23 billion for the quarter ended September 30, 2003 under US GAAP. The difference of Rs. 46 million ($1 million) is attributable to different revenue recognition standards under Indian GAAP and US GAAP.

QUARTERLY CONFERENCE CALL

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company's performance for the quarter and answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

US GAAP FINANCIALS ON WEBSITE

CONDENSED FINANCIAL STATEMENTS OF WIPRO LIMITED COMPUTED UNDER THE US GAAP ALONG WITH INDIVIDUAL BUSINESS SEGMENT REPORTS ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION AT WWW.WIPRO.COM.

CONTACT FOR INVESTOR RELATION                   CONTACT FOR MEDIA & PRESS

K R Lakshminarayana                             Sandhya Ranjit
Corporate Treasurer                             Manager-Corporate Communications
Phone:  +91-80-844-0079                         +91-80-844-0056
Fax:    +91-80-844-0051                         +91-80-844-0350
lakshminarayana.lan@wipro.com                   sandhya.ranjit@wipro.com

FORWARD LOOKING AND CAUTIONARY STATEMENTS

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# TABLES TO FOLLOW

                          WIPRO LIMITED - CONSOLIDATED

     AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE THREE MONTHS PERIOD
                   ENDED SEPTEMBER 30, 2003 (Rs. in Million)


                                                                  THREE MONTHS ENDED SEPTEMBER 30,              YEAR ENDED
                                                                  --------------------------------              ----------
                       PARTICULARS                                 2003         2002        GROWTH %          MARCH 31, 2003
                       -----------                                 ----         ----        -------           --------------
SEGMENT REVENUE
Global IT Services & Products
      IT Services & Products                                      10,180        7,341          39 %                30,487
      Wipro Nervewire                                                120            -                                   -
TOTAL                                                             10,300        7,341          40 %                30,487
India & AsiaPac IT Services & Products                             2,138        2,202          (3 %)                8,395
Consumer Care & Lighting                                             882          735          20 %                 2,991
Others                                                               425          343                               1,468
                                                                  ------       ------          --                  ------
CONTINUING OPERATIONS                                             13,745       10,621          29 %                43,341
                                                                  ------       ------          --                  ------
Discontinued ISP Business                                              -            -                                  42
                                                                  ------       ------          --                  ------
TOTAL                                                             13,745       10,621          29 %                43,383
                                                                  ======       ======          ==                  ======
PROFIT BEFORE INTEREST AND TAX (PBIT)
Global IT Services & Products
      IT Services & Products                                       2,241        2,133           5 %                 8,451
      Wipro Nervewire                                               (101)           -                                   -
TOTAL                                                              2,140        2,133           -                   8,451
India & AsiaPac IT Services & Products                               140          118          19 %                   557
Consumer Care & Lighting                                             137          110          25 %                   436
Others                                                                53           29                                 240
                                                                  ------       ------          --                  ------
CONTINUING OPERATIONS                                              2,470        2,390           3 %                 9,684
                                                                  ------       ------          --                  ------
Discontinued ISP Business                                              -          (35)                               (182)
                                                                  ------       ------          --                  ------
          TOTAL                                                    2,470        2,355           5 %                 9,502
                                                                  ======       ======          ==                  ======
Interest income                                                      197          165                                 634
                                                                  ------       ------          --                  ------
PROFIT BEFORE TAX                                                  2,667        2,520           6 %                10,136
                                                                  ======       ======          ==                  ======
Income Tax expense                                                  (360)        (307)                             (1,276)
                                                                  ------       ------          --                  ------
PROFIT BEFORE EXTRAORDINARY ITEMS                                  2,307        2,213           4 %                 8,860
                                                                  ======       ======          ==                  ======
Discontinuance of ISP business                                         -           17                                (263)
                                                                  ------       ------                              ------
PROFIT BEFORE EQUITY IN EARNINGS / (LOSSES) OF AFFILIATES
AND MINORITY INTEREST                                              2,307        2,230           3 %                 8,597
Equity in earnings of affiliates                                       6          (5)                                (355)
Minority interest                                                    (11)         (21)                                (37)
                                                                  ------       ------          --                  ------
PROFIT AFTER TAX                                                   2,302        2,204           4 %                 8,205
                                                                  ======       ======          ==                  ======
OPERATING MARGIN
Global IT Services & Products
      IT Services & Products                                          22 %         29 %                                28 %
      Wipro Nervewire
TOTAL                                                                 21 %         29 %                                28 %
India & AsiaPac IT Services & Products                                 7 %          5 %                                 7 %
Consumer Care & Lighting                                              16 %         15 %                                15 %
                                                                  ------       ------                              ------
CONTINUING OPERATIONS                                                 18 %         23 %                                22 %
                                                                  ------       ------                              ------
TOTAL                                                                 18 %         22 %                                22 %
                                                                  ======       ======                              ======
CAPITAL EMPLOYED
Global IT Services & Products
      IT Services & Products                                      18,530       14,215                              18,536
      Wipro Nervewire                                                680            -                                   -
TOTAL                                                             19,210       14,215                              18,536
India & AsiaPac IT Services & Products                             1,236        1,290                               1,075
Consumer Care & Lighting                                             538          638                                 682
Others                                                            18,695       15,100                              15,082
                                                                  ------       ------                              ------
CONTINUING OPERATIONS                                             39,679       31,243                              35,375
                                                                  ------       ------                              ------
Discontinued ISP Business                                              -         (150)                                 (7)
                                                                  ------       ------                              ------
TOTAL                                                             39,679       31,093                              35,368
                                                                  ======       ======                              ======
CAPITAL EMPLOYED COMPOSITION

Global IT Services & Products
      IT Services & Products                                          47 %         45 %                                52 %
      Wipro Nervewire                                                  2 %          -                                   -
TOTAL                                                                 49 %         45 %                                52 %
India & AsiaPac IT Services & Products                                 3 %          4 %                                 3 %
Consumer Care & Lighting                                               1 %          3 %                                 2 %
Others                                                                47 %         48 %                                43 %
                                                                  ------       ------                              ------
TOTAL                                                                100 %        100 %                               100 %
                                                                  ======       ======                              ======
RETURN ON AVERAGE CAPITAL EMPLOYED FROM CONTINUING BUSINESS

Global IT Services & Products                                         44 %         75 %                                62 %
India & AsiaPac IT Services & Products                                42 %         33 %                                54 %
Consumer Care & Lighting                                              98 %         66 %                                60 %
                                                                  ------       ------                              ------
CONTINUING OPERATIONS                                                 26 %         32 %                                31 %
                                                                  ------       ------                              ------
TOTAL                                                                 26 %         32 %                                31 %
                                                                  ======       ======                              ======

NOTE TO SEGMENT REPORT:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

GEOGRAPHY                            SEPTEMBER 30, 2003   %              SEPTEMBER 30, 2002     %
                                     ------------------------            --------------------------
India                                        3,729       27 %                      3,277        31%
USA                                          7,347       53 %                      4,739        45%
Rest of the World                            2,670       20 %                      2,605        24%
                                            ------      ----                      ------       ---
Total                                       13,746      100 %                     10,621       100%
                                            ======      ====                      ======       ===

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, has been reported as a separate component of Global IT Services segment.

     In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, will now form part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of Others'. Segment data for previous periods has been reclassified to make it comparable.

5. In accordance with Accounting Standard 21 "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6.   The company has a 49% equity interest in Wipro GE Medical Systems Limited
     (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial statements".

7. In accordance with the guidance provided in Accounting Standard 23 " Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

                          WIPRO LIMITED - CONSOLIDATED
       AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE SIX MONTHS PERIOD
                   ENDED SEPTEMBER 30, 2003 (Rs. in Million)


                                                                    SIX MONTHS ENDED SEPTEMBER 30,         YEAR ENDED
                                                                    ------------------------------         ----------
                       PARTICULARS                                 2003         2002        GROWTH %     MARCH 31, 2003
                       -----------                                 ----         ----        -------      --------------
SEGMENT REVENUE
Global IT services & Products
      IT Services & Products                                     19,316       13,662         41 %           30,487
      Wipro Nervewire                                               239            -                             -
TOTAL                                                            19,555       13,662         43 %           30,487
India & AsiaPac IT Services & Products                            3,740        4,109         (9 %)           8,395
Consumer Care & Lighting                                          1,680        1,465         15 %            2,991
Others                                                              759          649                         1,468
                                                                 ------       ------        ---             ------
CONTINUING OPERATIONS                                            25,735       19,885         29 %           43,341
                                                                 ------       ------        ---             ------
Discontinued ISP Business                                             -           38                            42
                                                                 ------       ------        ---             ------
      TOTAL                                                      25,735       19,923         29 %           43,383
                                                                 ======       ======        ===             ======
PROFIT BEFORE INTEREST AND TAX (PBIT)
Global IT services & Products
      IT Services & Products                                      4,266        4,088          4 %            8,451
      Wipro Nervewire                                              (206)           -                             -
TOTAL                                                             4,060        4,088          -              8,451
India & AsiaPac IT Services & Products                              232          205         13 %              557
Consumer Care & Lighting                                            274          239         15 %              436
Others                                                              109           46                           240
                                                                 ------       ------        ---             ------
CONTINUING OPERATIONS                                             4,675        4,578          2 %            9,684
                                                                 ------       ------        ---             ------
Discontinued ISP Business                                             -         (168)                         (182)
                                                                 ------       ------        ---             ------
      TOTAL                                                       4,675        4,410          6 %            9,502
                                                                 ======       ======        ===             ======
Interest income                                                     343          307                           634
                                                                 ------       ------        ---             ------
PROFIT BEFORE TAX                                                 5,018         4717          6 %           10,136
                                                                 ======       ======        ===             ======
Income Tax expense                                                 (592)        (549)                       (1,276)
                                                                 ------       ------        ---             ------
PROFIT BEFORE EXTRAORDINARY ITEMS                                 4,426        4,168          6 %            8,860
                                                                 ======       ======        ===             ======
Discontinuance of ISP business                                        -         (288)                         (263)
                                                                 ------       ------        ---             ------
PROFIT BEFORE EQUITY IN EARNINGS / (LOSSES) OF
AFFILIATES AND MINORITY INTEREST                                  4,426        3,880         14 %            8,597
                                                                 ======       ======        ===             ======
Equity in earnings of affiliates                                    (48)        (211)                         (355)
Minority interest                                                   (14)         (24)                          (37)
                                                                 ------       ------        ---             ------
PROFIT AFTER TAX                                                  4,364        3,645         20 %            8,205
                                                                 ======       ======        ===             ======
OPERATING MARGIN
Global IT services & Products
      IT Services & Products                                         22 %         30 %                          28%
      Wipro Nervewire
TOTAL                                                                21 %         30 %                          28%
India & AsiaPac IT Services & Products                                6 %          5 %                           7%
Consumer Care & Lighting                                             16 %         16 %                          15%
                                                                 ------       ------                        ------
CONTINUING OPERATIONS                                                18 %         23 %                          22%
                                                                 ------       ------                        ------
      TOTAL                                                          18 %         22 %                          22%
                                                                 ======       ======                        ======
CAPITAL EMPLOYED
Global IT services & Products
      IT Services & Products                                     18,530       14,215                        18,536
      Wipro Nervewire                                               680            -                             -
TOTAL                                                            19,210       14,215                        18,536
India & AsiaPac IT Services & Products                             1236        1,290                         1,075
Consumer Care & Lighting                                            538          638                           682
Others                                                           18,695       15,100                        15,082
                                                                 ------       ------                        ------
CONTINUING OPERATIONS                                            39,679       31,243                        35,375
                                                                 ------       ------                        ------
Discontinued ISP Business                                             -         (150)                           (7)
                                                                 ------       ------                        ------
      TOTAL                                                      39,679       31,093                        35,368
                                                                 ======       ======                        ======
CAPITAL EMPLOYED COMPOSITION
Global IT services & Products
      IT Services & Products                                         47 %         45 %                          52 %
      Wipro Nervewire                                                 2 %          -                             -
TOTAL                                                                49 %         45 %                          52 %
India & AsiaPac IT Services & Products                                3 %          4 %                           3 %
Consumer Care & Lighting                                              1 %          3 %                           2 %
Others                                                               47 %         48 %                          43 %
                                                                 ------       ------                        ------
      TOTAL                                                         100 %        100 %                         100 %
                                                                 ------       ------                        ------
RETURN ON AVERAGE CAPITAL EMPLOYED FROM CONTINUING
BUSINESS
Global IT Services & Products                                        43 %         71 %                          62 %
India & AsiaPac IT Services & Products                               40 %         36 %                          54 %
Consumer Care & Lighting                                             90 %         68 %                          60 %
                                                                 ------       ------                        ------
CONTINUING OPERATIONS                                                25 %         32 %                          31 %
                                                                 ------       ------                        ------
      TOTAL                                                          25 %         31 %                          31 %
                                                                 ======       ======                        ======

NOTE TO SEGMENT REPORT:

8. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

9. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

                                                                                          (Rs. in Million)
     GEOGRAPHY                        SEPTEMBER 30, 2003     %           SEPTEMBER 30, 2002    %
     ---------                        ------------------    --           ------------------   --

 India                                        5,973         23%          6,035                30%
 USA                                         13,855         54%          8,646                44%
 Rest of the World                            5,907         23%          5,242                26%
                                             ------        ---          ------               ---
 Total                                       25,735        100%         19,923               100%
                                             ------        ---          ------               ---

10. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

11. Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, has been reported as a separate component of Global IT Services segment.

     In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, will now form part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of Others'. Segment data for previous periods has been reclassified on a comparable basis.

12. In accordance with Accounting Standard 21 " Consolidated Financial Statements " issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

13.  The company has a 49% equity interest in Wipro GE Medical Systems Limited
     (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial statements".

14. In accordance with the guidance provided in Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.